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                                                                    Exhibit 16


                          CHANGE OF CONTROL BONUS PLAN


     1.  Purpose.  The Board of Directors of CORT Business Services Corporation
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(the "Company") has established this Change of Control Bonus Plan (the "Plan")
for the purpose of recognizing the significant extra work, time and effort that the management employees listed on Schedule A to this Plan (the "Eligible Management Employees") will likely expend in assisting with the successful completion of a Change of Control (as defined below) and for the purpose of creating additional incentives for such employees to ensure their continued commitment to and support of the Company through the successful completion of a Change of Control.

     2.  Bonus Payment.  Each Eligible Management Employee will have the
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opportunity to receive a bonus (the "Bonus") in the event of a Change of Control if such Eligible Management Employee's employment with the Company is terminated within one year of such Change of Control (i) by the Company, other than for Cause or (ii) by such Eligible Management Employee for Good Reason. The Committee, in its sole discretion, shall determine the amount of the Bonus, if any, payable to each Eligible Management Employee on or before the date of a Change of Control; provided, that the aggregate amount of all Bonuses paid
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pursuant to this Plan shall not exceed $400,000.  The Bonuses, if any, will be payable within three business days after termination of employment following a Change of Control and will be subject to all applicable employment and withholding taxes.

          a. "Cause" shall mean the occurrence or existence of any of the following with respect to you, as determined in good faith by the Board of Directors of the Company:

               (1) your conviction of a felony involving moral turpitude; or

               (2) your willful refusal, after notice and a thirty (30) day opportunity to cure, to perform such services as may be reasonably delegated or assigned to you, consistent with your position, by the Board of Directors.

          b. "Change of Control" means and shall be deemed to have occurred upon:

               (1) any person, other than the Company or a Related Party, acquires directly or indirectly the beneficial ownership of any voting security of the Company and immediately after such acquisition such person has, directly or indirectly, the beneficial ownership of voting securities representing 20% or more of the total voting power of all the then-outstanding voting securities of the Company, or

               (2) those individuals who as of the date hereof constitute the Board of Directors of the Company (the "Board") or who thereafter are elected to the
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     Board and whose election, or nomination for election, to the
     Board was approved by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors as of the date hereof or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of the members of the Board; or

               (3) the consummation of a merger, consolidation, recapitalization or reorganization of the Company, or an acquisition of securities or assets by the Company (a "Transaction"), other than a Transaction with Related Parties, and other than a Transaction which would result in the holders of voting securities having 100% of the total voting power represented by the voting securities outstanding immediately prior thereto continuing to hold voting securities of the Company or voting securities of the surviving entity having at least a majority of the total voting power represented by the voting securities of the Company or the voting securities of such surviving entity outstanding immediately after such Transaction; or

               (4) the consummation of a complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets other than any such transaction which would result in Related Parties owning or acquiring more than 50% of the assets owned by the Company immediately prior to the transaction.

          Notwithstanding the foregoing, no Change of Control shall be deemed to have occurred for purposes of this Plan with respect to an Eligible Management Employee who is an equity participant with the acquiror in the transaction that would otherwise result in a Change of Control.

          c. "Good Reason" shall mean the occurrence or existence of any of the following with respect to you:

               (1) your base salary plus bonus at target is reduced from that currently in effect, or your other employee benefits are in the aggregate materially reduced from those currently in effect (unless such reduction of employee benefits applies to employees of the Company generally), or

               (2) you are assigned duties that are otherwise materially inconsistent with the duties currently performed by you;

     provided, that (i) you notify the Company in writing of your intention to terminate for either of the foregoing reasons and (ii) the Company shall have not remedied such situation within fifteen (15) days after receiving such written notice.

          d. "Related Party" means (A) a majority-owned subsidiary of the Company; or (B) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any majority-owned subsidiary of the Company; or (C) a corporation owned directly or indirectly by the shareholders of the Company in
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     substantially the same proportion as their ownership of voting securities of the Company; or (D) any executive officer or director of the Company or any affiliate of any executive officer or director of the Company.

          3.  At-Will Employment. Nothing in this Plan gives Eligible Management
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Employees any right to remain in the employ of the Company and such employees are and will remain employees-at-will of the Company, terminable with or without cause.

          4.  Amendment or Termination. Any amendment or termination of the Plan
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prior to a Change in Control that (i) was at the request of a third party who has indicated an intention or taken steps reasonably calculated to effect a Change in Control or (ii) otherwise arose in connection with or in anticipation of a Change in Control, shall be null and void and shall have no effect whatsoever. This Plan shall terminate one year from the date hereof if no Change of Control has occurred by such date.

          5.  Committee. The Board of Directors shall establish a committee (the
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"Committee") to implement this Plan. In addition to the powers of the Committee set forth in Sections 2 and 7, the Committee shall have the power to resolve any dispute or disagreement arising out of this Plan. The interpretation and construction of any provision of this Plan made by the Committee shall be final and conclusive.

          6.  Section 280G Adjustments.  If any payment from the Company to any
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Eligible Management Employee  (whether paid or payable or distributed or distributable pursuant to the terms of this Plan or otherwise) shall be determined to be an "Excess Parachute Payment" as defined in section 280G(b)(1) of the Internal Revenue Code of 1986, as amended, the Committee, in its sole discretion, shall have the power to make any adjustment it sees fit to the payment or timing of any Bonus made pursuant to this Plan.


Dated:  March 25, 1999